May 4, 2009



VIA EDGAR AND FED EX
--------------------

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3628

     Re:  PHH Corporation, Inc. - Revised Preliminary Proxy Statement on
          Schedule 14A filed April 22, 2009 by Pennant Capital Management, LLC (File No. 1-07797) and Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC (File No. 5-13543)


Dear Ms. Duru:

     On behalf of Pennant Capital Management, LLC, Pennant Spinnaker Fund LP, Pennant Offshore Partners, Ltd., Pennant Onshore Partners, LP, Pennant Onshore Qualified, LP, Pennant Windward Fund, LP, Pennant Windward Fund, Ltd., Alan Fournier, Allan Z. Loren, Gregory J. Parseghian (collectively the "Soliciting Persons"), we have filed today an amendment (the "Revised Preliminary Proxy Statement") to the Preliminary Proxy Statement filed under cover of Schedule 14A by the Soliciting Persons on April 1, 2009, as amended April 22, 2009 (the "Prior Filing"), relating to PHH Corporation (the "Company"). Enclosed supplementally with this letter are three clean copies of the Revised Preliminary Proxy Statement and three redlined copies of the Revised Preliminary Proxy Statement showing the changes that were made to the Prior Filing.

     The following are the Soliciting Persons' responses to your letter of May 1, 2009 containing the Staff's comments regarding the Prior Filing and Amendment No. 9 to Schedule 13D filed on March 9, 2009 by Alan Fournier and Pennant Capital Management, LLC. For your convenience, the full text of each of the Staff's comments is set forth below in bold type, and the Soliciting Persons' response to each comment directly follows the applicable text. Defined terms used in this letter without definition have the meanings ascribed to them in the Revised Preliminary Proxy Statement.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
May 4, 2009
Page 2



Cover Letter
------------

1. We disagree that you have provided sufficient support in response to prior comment 2. The supporting materials highlight only one case study for Mr. Loren and do not provide support for the statement as it pertains to Mr. Parseghian.

     We have revised the Prior Filing (Revised Preliminary Proxy Statement at pages 2 and 5) to specify that Mr. Parseghian would bring to the PHH board "substantial mortgage industry experience" and that Mr. Loren would bring to the PHH board "a proven track record of creating stockholder value and implementing change as chief executive officer of a well-known public company." Based on our identifying for each of the Independent Nominees the specific traits to which we refer, and our making clear that it is Mr. Loren's record as a CEO to which we refer, we believe we have revised the statement in response to prior comment 2 so that adequate support has been provided. We believe it is clear from the Independent Nominees' resumes included in the Revised Preliminary Proxy Statement that Mr. Parseghian has substantial mortgage industry experience and that Mr. Loren has served as CEO only of D&B. In addition, we believe the case study previously provided in response to prior comment 2 provides a reasonable basis for Pennant's belief that Mr. Loren would bring to the PHH board a proven track record of creating stockholder value and implementing change as chief executive officer of a well-known public company.

Biographical Information Regarding the Independent Nominees, Page 9
-------------------------------------------------------------------

2. To the extent you choose to highlight the success your nominees have had at prior companies, revise to highlight the difficulties they have experienced as well. We note for example that there is insufficient disclosure regarding the problems with and performance of Freddie Mac under the stewardship of Mr. Parseghian, particularly in light of the facts surrounding his removal from the board of Freddie Mac. Additionally, insufficient disclosure has been provided regarding the performance of other companies that Mr. Loren is or has been affiliated with, such as Foot Locker and Fair Issac Corporation. See Rule 14a-9. Please remove the statement regarding the "proven track record of creating stockholder value" or in the alternative, provide support for the statements you make.

     As indicated above in response to comment 1, we have revised the Prior Filing (Revised Preliminary Proxy Statement at pages 2 and 5) to significantly narrow how we have chosen to highlight the success our nominees have had at prior companies. As to Mr. Parseghian, we now refer only to his substantial mortgage industry experience. As to Mr. Loren, we now refer only to his success in his role as chief executive officer of D&B, which, as his resume indicates, is the only company at which he was CEO.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
May 4, 2009
Page 3



Background of this Solicitation, Page 3
---------------------------------------

3. Please refer to response 3. Your reference to conversations between parties does not provide sufficient objective support for the conclusion that the earnings call was "reckless and damaging." Please revise or delete the statement.

     In reference to the November 10, 2008 earnings call (Revised Preliminary Proxy Statement at page 5), we have changed the words "reckless and damaging" to "poorly handled." We believe the support included in our response to prior comment 3 provides a reasonable basis for Pennant's belief that the earnings call was poorly handled.

Reasons for this Solicitation, Page 5
-------------------------------------

4. We note your response to prior comment 8. A substantial portion of the supporting documents are excerpts or descriptions of conversations or presentations made by the company. Please confirm your understanding that referring to another person's statements or reports does not insulate you from the requirement to comply with Rule 14a-9.

     Pennant confirms its understanding that referring to another person's statements or reports does not insulate it from the requirement to comply with Rule 14a-9.

5. We reissue portions of prior comment 8. We disagree that adequate support has been provided for conclusions you make regarding the inadequacy of the incentive compensation plans and the Board and management's failure to focus on the profitability of individual clients. Revise your disclosure accordingly.

     We have revised the Prior Filing (Revised Preliminary Proxy Statement at pages 6 and 11) so as not to refer to the Company's management incentive plans as ineffective or as not providing proper incentives. We have changed the language to indicate that the incentive targets are based on significant factors outside of employees' control and to indicate Pennant's belief that the management incentive plans therefore do not provide optimal incentives for employees.

     We have revised the Prior Filing (Revised Preliminary Proxy Statement at page 7) so that it simply questions whether the Company had focused, until recently, on the profitability of individual clients, without asserting that the Company had failed to do so. The text continues to refer to the Company's own suspicion that some of its clients were insufficiently profitable, and Pennant believes this, along with the remainder of Pennant's response to the relevant portion of prior comment 8, provides a reasonable and sufficient basis to raise this question.

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
May 4, 2009
Page 4



6. It is not apparent that you have provided support for the assertion that the current depressed market valuation reflects a dim view of the company's stewardship by the Board. The support you provide is based on the statement by Mr. Edwards that the run off value of the company is equivalent to tangible book value. From this statement, you conclude that the market's valuation reflects a dim view of the company's stewardship. The additional support you provide (i.e. the analyst's statement) also seems to support the analyst's views as opposed to the general market. Accordingly, please delete the statement or revise to provide adequate support.

     We have deleted this statement. (Revised Preliminary Proxy Statement at page 6)

Public Communications Failures, Page 7
--------------------------------------

7. We partially reissue prior comment 13. Provide the support for the statements you include in the revised proxy which suggest a link between alleged communication failures of management and the company's depressed market valuation. Alternatively, remove the statements.

     We have deleted these statements. (Revised Preliminary Proxy Statement at pages 7 and 8)

Schedule 13D/A filed March 9, 2009
----------------------------------

8. Please provide information regarding the control persons of Pennant Capital and the relationship between Pennant Capital and Pennant GP. Specifically, tell us whether Pennant GP has beneficial ownership of shares held by each of the funds. Refer to Rule 13d-3(a).

     Alan Fournier is the sole controlling person of Pennant Capital and the sole controlling person of Pennant GP. Pennant Capital and Pennant GP are therefore "sister" entities, and neither controls or has an ownership interest in the other.

     Pennant GP, as the general partner of the four domestic Funds managed by Pennant Capital, may be deemed to beneficially own the shares of Common Stock held by those four domestic Funds. As discussed below in response to comment 9 and in response to prior comment 27, Pennant GP does not beneficially own the shares of Common Stock held by the offshore Funds.

     Accordingly, as indicated in the response to prior comment 27, Pennant GP beneficially owned, as of the date of the Prior Filing, 4.05% of the outstanding Common Stock as a result of its beneficial ownership of the shares held by the four domestic Funds. As a result of rebalancing trades effected by Pennant Capital among the six Funds on May 1,

Mellissa Campbell Duru, Esq.
Special Counsel
Securities and Exchange Commission
May 4, 2009
Page 5



     2009, the four domestic Funds increased their interests slightly and Pennant GP therefore beneficially owns today 4.15% of the Common Stock outstanding. These latest trades and the beneficial ownership changes of the Funds are reflected in Appendices A and B to the Revised Preliminary Proxy Statement.

9. We note your response to prior comment 27. Please reconcile the statement that Pennant GP "is the general partner of the four Funds...," with the subsequent statement that Pennant GP "is not related to either of the two offshore funds..."

     As indicated above in response to comment 8, Pennant Capital and Pennant GP are both controlled by Alan Fournier, but neither Pennant Capital nor Pennant GP controls or has an ownership interest in the other. Pennant Capital advises six Funds, four of them domestic and two of them offshore. Pennant GP is the general partner of the four domestic Funds but has no direct relationship with either of the offshore Funds.

     Indirectly, of course, Pennant GP and the two offshore Funds are "related" in that they are "affiliates" by virtue of Mr. Fournier's common control of them through his direct control of Pennant GP and his indirect control (through Pennant Capital) of the offshore Funds. This indirect relationship between controlled affiliates has no bearing on the question whether Pennant GP beneficially owns any of the Common Stock held by the Funds, which was the context of the response to prior comment 27.

                                    * * * * *

     Please contact me if we can provide any additional information or clarification with respect to this revised submission.



                                        Very truly yours,

                                        /s/ Michael A. Schwartz

                                        Michael A. Schwartz